EXHIBIT 4(vi)

DESCRIPTION OF EXXONMOBIL CAPITAL STOCK

The following description of the terms of ExxonMobil’s capital stock is a summary only and is qualified by reference to the relevant provisions of New Jersey law and the ExxonMobil restated certificate of incorporation and by-laws.

Authorized Capital Stock

Under the ExxonMobil restated certificate of incorporation, ExxonMobil’s authorized capital stock consists of nine billion (9,000,000,000) shares of common stock, without par value, and two hundred million (200,000,000) shares of preferred stock, without par value.

Description of Common Stock

Voting Rights. Each holder of ExxonMobil common stock is entitled to one vote for each share of ExxonMobil common stock held of record on the applicable record date on all matters submitted to a vote of shareholders.

Dividend Rights. Holders of ExxonMobil common stock are entitled to receive such dividends as may be declared from time to time by ExxonMobil’s board of directors out of funds legally available therefor, subject to any preferential dividend rights granted to the holders of any outstanding ExxonMobil preferred stock.

Rights upon Liquidation. Holders of ExxonMobil common stock are entitled to share pro rata, upon any liquidation, dissolution or winding up of ExxonMobil, in all remaining assets available for distribution to shareholders after payment of or provision for ExxonMobil’s liabilities and the liquidation preference of any outstanding ExxonMobil preferred stock.

Preemptive Rights. Holders of ExxonMobil common stock have no preemptive rights to purchase, subscribe for or otherwise acquire any unissued or treasury shares or other securities.

Description of Preferred Stock

Preferred Stock Outstanding. As of the date of this filing, no shares of ExxonMobil preferred stock were issued and outstanding.

Blank Check Preferred Stock. Under the ExxonMobil restated certificate of incorporation, the ExxonMobil board of directors has the authority, without shareholder approval, to create one or more classes or series within a class of preferred stock, to issue shares of preferred stock in such class or series up to the maximum number of shares of the relevant class or series of preferred stock authorized, and to determine the preferences, rights, privileges and restrictions of any such class or series, including the dividend rights, voting rights, the rights and terms of redemption, the rights and terms of conversion, liquidation preferences, the number of shares constituting any such class or series and the designation of such class or series. Acting under this authority, the ExxonMobil board of directors could create and issue a class or series of preferred stock with rights, privileges or restrictions, and adopt a shareholder rights plan, having the effect of discriminating against an existing or prospective holder of securities as a result of such shareholder beneficially owning or commencing a tender offer for a substantial amount of ExxonMobil common stock. One of the effects of authorized but unissued and unreserved shares of capital stock may be to render more difficult or discourage an attempt by a potential acquirer to obtain control of ExxonMobil by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of ExxonMobil’s management. The issuance of such shares of capital stock may have the effect of delaying, deferring or preventing a change in control of ExxonMobil without any further action by the shareholders of ExxonMobil. ExxonMobil has no present intention to adopt a shareholder rights plan, but could do so without shareholder approval at any future time.

ExxonMobil has designated 16,500,000 shares of ExxonMobil preferred stock as Class A Preferred Stock, none of which are outstanding, and 165,800 shares of ExxonMobil preferred stock as Class B Preferred Stock, none of which are outstanding.

Transfer Agent and Registrar

Computershare Trust Company, N.A. is the transfer agent and registrar for ExxonMobil common stock.